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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                           --------------------------

                                 AMENDMENT NO. 5
                                       TO
                                   SCHEDULE TO

                                  (RULE 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           --------------------------

                              DELTA AIR LINES, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                           --------------------------

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.50 PER SHARE
                (Title of Class of Securities Underlying Options)

                                    247361108

   (CUSIP Number of Class of Securities Underlying Options to Purchase Common
                                     Stock)

                           --------------------------


                                ROBERT S. HARKEY
                SENIOR VICE PRESIDENT-GENERAL COUNSEL & SECRETARY
                              DELTA AIR LINES, INC.
                              POST OFFICE BOX 20706
                           ATLANTA, GEORGIA 30320-6001
                            TELEPHONE: (404) 715-2600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on behalf of Filing Person)

                           --------------------------

                                   COPIES TO:

                             ELIZABETH G. WREN, ESQ.
                             KILPATRICK STOCKTON LLP
                                  HEARST TOWER
                       214 NORTH TRYON STREET, SUITE 2500
                         CHARLOTTE, NORTH CAROLINA 28202
                                 (704) 338-5123


                           --------------------------

                           CALCULATION OF FILING FEE*


 TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE**
 ----------------------                                   ----------------------

     $63,196,907                                                $5,112.63(1)



* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 39,640,111 shares of common stock of Delta Air Lines, Inc. having an aggregate value of $63,196,907 as of May 26, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #11, effective February 25, 2003, equals $80.90 per $1,000,000 of the value of the transaction.

(1)   Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: N/A

      Form or Registration No.: N/A

      Filing Party: N/A

      Date Filed: N/A

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third party tender offer subject to Rule 14d-1.

[x]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [x ]

                             INTRODUCTORY STATEMENT

      This Amendment No. 5 to the Tender Offer Statement on Schedule TO originally filed by Delta Air Lines, Inc. with the Securities and Exchange Commission on May 28, 2003 is the final amendment relating to Delta's offer to exchange certain options to purchase shares of its common stock held by eligible employees for replacement options. This amendment reports the results of the offer to exchange.

ITEM  4. TERMS OF THE TRANSACTION.

      Item 4 of the Schedule TO is hereby amended to add the following:

      The Offer expired at 7:00 ET on June 25, 2003. Pursuant to the Offer, we have accepted for cancellation options to purchase approximately 31.6 million shares of our common stock, which represented approximately 80% of all eligible options. Subject to the terms and conditions of the Offer, we will grant replacement options to purchase approximately 12.1 million shares of the Company's common stock in exchange for the options cancelled in the Offer. We intend to grant the replacement options on December 26, 2003.


ITEM 12.  EXHIBITS.

(a) (1) (A)*            Offer to Exchange Certain Outstanding Stock Options for
                        New Stock Options, dated May 28, 2003.

(a) (1) (B)*            Form of Stock Option Exchange Program Calculator -
                        DeltaShare Stock Option Plan and Pilots Stock Option
                        Plan (SkyShares).

(a) (1) (C)*            Form of Stock Option Exchange Program Calculator - 2000
                        Performance Compensation Plan.

(a) (1) (D)*            Form of Letter Regarding SkyShares Personal
                        Identification Number (PIN).

(a) (1) (E)*            Form of Confirmation Letter Including Agreement to Grant
                        Replacement Options - DeltaShare Stock Option Plan and
                        Pilots Stock Option Plan (SkyShares).

(a) (1) (F)*            Form of Withdrawal - DeltaShare Stock Option Plan and
                        Pilots Stock Option Plan (SkyShares).

(a) (1) (G)*            Form of Confirmation of Withdrawal Letter from Merrill
                        Lynch - DeltaShare Stock Option Plan and Pilots Stock
                        Option Plan (SkyShares).

(a) (1) (H)*            Form of Voided Election Letter from Merrill Lynch -
                        DeltaShare Stock Option Plan and Pilots Stock Option
                        Plan (SkyShares).

(a) (1) (I)*            Form of Confirmation of Participation in the Offer -
                        DeltaShare Stock Option Plan and Pilots Stock Option
                        Plan (SkyShares).

(a) (1) (J)*            Form of Confirmation Letter Including Agreement to Grant
                        Replacement Options - 2000 Performance Compensation
                        Plan.

(a) (1) (K)*            Form of Withdrawal - 2000 Performance Compensation Plan.

(a) (1) (L)*            Form of Confirmation of Withdrawal Letter from Merrill
                        Lynch - 2000 Performance Compensation Plan.

(a)(1)(M)* Form of Voided Election Letter from Merrill Lynch - 2000 Performance Compensation Plan.

(a)(1)(N)* Form of Confirmation of Participation in the Offer - 2000 Performance Compensation Plan.

(a)(1)(O)* Form of IVR Script - DeltaShare Stock Option Plan and Pilots Stock Option Plan (SkyShares).

(a)(1)(P)* Form of Script for Personal Service Representatives - 2000 Performance Compensation Plan.

(a)(1)(Q)* Form of Script for Personal Service Representatives - DeltaShare Stock Option Plan and Pilots Stock Option Plan (SkyShares).

(a)(1)(R)* DeltaNet Intranet Pages (Option Exchange area on the HR Employee Connection).

(a)(1)(S)* Option Exchange Program Booklet - DeltaShare Stock Option Plan and Pilots Stock Option Plan (SkyShares).

(a)(1)(T)*              Option Exchange Program Booklet - 2000 Performance
                        Compensation Plan.

(a)(1)(U)*              Letter from Leo Mullin dated May 28, 2003.

(a)(1)(V)* Form of Stock Option Record Keeping Statement - DeltaShare Stock Option Plan and Pilots Stock Option Plan (SkyShares).

(a)(1)(W)* Form of Stock Option Record Keeping Statement - 2000 Performance Compensation Plan.

(a)(1)(X)*              Form of Option Exchange Poster.

(a)(1)(Y)* Form of Letter to Relatives and Contacts of Delta Employees on Military Leave Who Are Eligible for the Stock Option Exchange Program.

(a)(1)(Z)*              Stock Option Basics.

(a)(1)(AA)*             Newsline Intranet Communications to Employees -- May 28,
                        2003.

(a)(1)(BB)*             Press Release dated May 28, 2003.

(a)(1)(CC)*             Internal Communication regarding Stock Option Exchange
                        Program.

(a)(1)(DD)*             First Supplement to Offer to Exchange.

(a)(1)(EE)**            E-mail to Participants in SkyShares and 2000 Performance
                        Compensation Plan.

(a)(1)(FF)**            Newsline Intranet Communication to Employees - May 30,
                        2003.

(a)(1)(GG)***           Form of Notice to Eligible Employees of an Amendment to
                        the Offer to Exchange.

(a)(1)(HH)****          Option Exchange Program Postcard Reminder (SkyShares).

(a)(1)(II)****          Option Exchange Program Postcard Reminder (2000
                        Performance Compensation Plan).

(a)(1)(JJ)****          Newsline Intranet Communication to Employees - June 18,
                        2003.

(a)(1)(KK)*****         Newsline Intranet Communication to Employees - June 24,
                        2003.

(a)(1)(LL)*****         Broadcast Voicemail to Employees - June 25, 2003.

(a)(1)(MM)              Press Release dated June 30, 2003.

(b)                     Not Applicable.

(d)(1) Delta 2000 Performance Compensation Plan, filed as Appendix A to Delta's Proxy Statement dated September 15, 2000 and incorporated herein by reference.

(d)(2)*                 First Amendment to Delta 2000 Performance Compensation
                        Plan.

(d) (3) Delta Pilots Stock Option Plan, filed as Exhibit 4.5 to Delta's Registration Statement on Form S-8 on November 20, 1996 (Registration Number 333-16471) and incorporated herein by reference.

(d)(4)*                 Letter Agreement dated June 19, 1998 amending Pilots
                        Stock Option Plan.

(d)(5)*                 Amendment to Delta Pilots Stock Option Plan.

(d) (6) DeltaShare Stock Option Plan, filed as Exhibit 4.4 to Delta's Registration Statement on Form S-8 on November 20, 1996 (Registration Number 333-16471) and incorporated herein by reference.

(d)(7)*                 First Amendment to DeltaShare Stock Option Plan.

(g)                     Not Applicable.

(h)                     Not Applicable.
---------------

* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 28, 2003.

** Previously filed as an exhibit to Amendment 1 to the Schedule TO filed with the Securities and Exchange Commission on May 30, 2003.

*** Previously filed as an exhibit to Amendment 2 to the Schedule TO filed with the Securities and Exchange Commission on June 13, 2003.

**** Previously filed as an exhibit to Amendment 3 to the Schedule TO filed June 18, 2003.

***** Previously filed as an exhibit to Amendment 4 to the Schedule TO filed June 24, 2003.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule TO is true, complete and correct.

                               DELTA AIR LINES, INC.

                               /s/ Robert S. Harkey
                               --------------------------------------------
                               Robert S. Harkey

                               Senior Vice President-General Counsel & Secretary

Dated:  June 30, 2003.

                                           INDEX TO EXHIBITS

EXHIBIT NO.             DESCRIPTION
-----------             -----------

(a) (1) (A)*            Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated May 28, 2003.

(a) (1) (B)*            Form of Stock Option Exchange Program Calculator - DeltaShare Stock Option Plan and Pilots Stock
                        Option Plan (SkyShares).

(a) (1) (C)*            Form of Stock Option Exchange Program Calculator - 2000 Performance Compensation Plan.

(a) (1) (D)*            Form of Letter Regarding SkyShares Personal Identification Number (PIN).

(a) (1) (E)*            Form of Confirmation Letter Including Agreement to Grant Replacement Options - DeltaShare Stock
                        Option Plan and Pilots Stock Option Plan (SkyShares).

(a) (1) (F)*            Form of Withdrawal - DeltaShare Stock Option Plan and Pilots Stock Option Plan (SkyShares).

(a) (1) (G)*            Form of Confirmation of Withdrawal Letter from Merrill Lynch - DeltaShare Stock Option Plan and
                        Pilots Stock Option Plan (SkyShares).

(a) (1) (H)*            Form of Voided Election Letter from Merrill Lynch - DeltaShare Stock Option Plan and Pilots
                        Stock Option Plan (SkyShares).

(a) (1) (I)*            Form of Confirmation of Participation in the Offer - DeltaShare Stock Option Plan and Pilots
                        Stock Option Plan (SkyShares).

(a) (1) (J)*            Form of Confirmation Letter Including Agreement to Grant Replacement Options - 2000 Performance
                        Compensation Plan.

(a) (1) (K)*            Form of Withdrawal - 2000 Performance Compensation Plan.

(a) (1) (L)*            Form of Confirmation of Withdrawal Letter from Merrill Lynch - 2000 Performance Compensation
                        Plan.

(a) (1) (M)*            Form of Voided Election Letter from Merrill Lynch - 2000 Performance Compensation Plan.

(a) (1) (N)*            Form of Confirmation of Participation in the Offer - 2000 Performance Compensation Plan.

(a) (1) (O)*            Form of IVR Script - DeltaShare Stock Option Plan and Pilots Stock Option Plan (SkyShares).

(a) (1) (P)*            Form of Script for Personal Service Representatives - 2000 Performance Compensation Plan.

(a) (1) (Q)*            Form of Script for Personal Service Representatives - DeltaShare Stock Option Plan and Pilots
                        Stock Option Plan (SkyShares).

(a) (1) (R)*            DeltaNet Intranet Pages (Option Exchange area on the HR Employee Connection).

(a) (1) (S)*            Option Exchange Program Booklet - DeltaShare Stock Option Plan and Pilots Stock Option Plan
                        (SkyShares).

(a) (1) (T)*            Option Exchange Program Booklet - 2000 Performance Compensation Plan.

(a) (1) (U)*            Letter from Leo Mullin dated May 28, 2003.

(a) (1) (V)*            Form of Stock Option Record Keeping Statement - DeltaShare Stock Option Plan and Pilots Stock
                        Option Plan (SkyShares).

(a) (1) (W)*            Form of Stock Option Record Keeping Statement - 2000 Performance Compensation Plan.

(a) (1) (X)*            Form of Option Exchange Poster.

(a) (1) (Y)*            Form of Letter to Relatives and Contacts of Delta Employees on Military Leave Who Are Eligible
                        for the Stock Option Exchange Program.

(a) (1) (Z)*            Stock Option Basics.

(a) (1) (AA)*           Newsline Intranet Communications to Employees - May 28, 2003.

(a) (1) (BB)*           Press Release dated May 28, 2003.

(a) (1) (CC)*           Internal Communication regarding Stock Option Exchange Program.

(a) (1) (DD)*           First Supplement to Offer to Exchange.

(a) (1) (EE)**          E-mail to Participants in SkyShares and 2000 Performance Compensation Plan.

(a) (1) (FF)**          Newsline Intranet Communication to Employees - May 30, 2003.

(a) (1) (GG)****        Form of Notice to Eligible Employees of an Amendment to the Offer to Exchange.

(a) (1) (HH)****        Option Exchange Program Postcard Reminder (SkyShares).

(a) (1) (II)****        Option Exchange Program Postcard Reminder (2000 Performance Compensation Plan).

(a) (1) (JJ)****        Newsline Intranet Communication to Employees - June 18, 2003.

(a) (1) (KK)*****       Newsline Intranet Communication to Employees - June 24, 2003.

(a) (1) (LL)*****       Broadcast Voicemail to Employees - June 25, 2003.

(a) (1) (MM)            Press Release dated June 30, 2003.

(d)(6) DeltaShare Stock Option Plan, filed as Exhibit 4.4 to Delta's Registration Statement on Form S-8 on November 20, 1996 (Registration Number 333-16471) and incorporated herein by reference.

(d)(7)*                 First Amendment to DeltaShare Stock Option Plan.


-------------

* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 28, 2003.

** Previously filed as an exhibit to Amendment 1 to the Schedule TO filed with the Securities and Exchange Commission on May 30, 2003.

*** Previously filed as an exhibit to Amendment 2 to the Schedule TO filed with the Securities and Exchange Commission on June 13, 2003.

**** Previously filed as an exhibit to Amendment 3 to the Schedule TO filed June 18, 2003.

***** Previously filed as an exhibit to Amendment 4 to the Schedule TO filed June 24, 2003.